Exhibit 99.1

Interim Consolidated Financial Statements

For the three and six month periods ended June 30, 2015

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

(The Company’s auditors have not reviewed these Interim Consolidated Financial Statements for the three and six month periods ended June 30, 2015)

Balance Sheet
	June 30, 2015	December 31, 2014

ASSETS
Current
Cash and cash equivalents (Note 3)	$1,225	$8,792
Short-term investments (Note 4)	5,066	5,023
Marketable securities (Note 5)	350	450
Other receivables and prepaid expenses	392	699

Total Current Assets	7,033	14,964

Restricted cash (Note 6)	525	525
Property, plant and equipment (Note 7)	786	782
Exploration and evaluation assets (Note 8)	5,633	5,628

Total Assets	$13,977	$21,899

LIABILITIES
Current
Accounts payable	$924	$1,303
Accrued and other liabilities	171	837
Flow-through share premium (Note 10 and 13)	-	471

Total Current Liabilities	1,095	2,611

Decommissioning liability (Note 9)	2,272	2,243

Total Liabilities	3,367	4,854

SHAREHOLDERS' EQUITY
Share capital (Note 10)	104,028	104,028
Reserves (Note 11)	14,270	14,270
Deficit	(107,688)	(101,253)

Total Shareholders’ Equity	10,610	17,045

Total Liabilities and Shareholders’ Equity	$13,977	$21,899
Commitments (Note 17)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CPA, CA”
Director	Director
Income Statement

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Income
Investment income	$32	28	$80	$64

Expenses
Depreciation	2	2	4	4
Exploration and evaluation (Note 12)	2,029	1,610	5,875	3,215
Listing and regulatory	27	16	60	25
Management and directors	212	203	438	431
Office and general	151	160	283	314
Professional	30	69	38	102
Shareholder and investor communications	82	94	164	219
Share-based compensation (Note 11)	-	8	-	20
	2,533	2,162	6,862	4,330

Other income (expenses)
Finance costs (Note 9)	(12)	(15)	(24)	(30)
Loss on marketable securities (Note 5)	(100)	(922)	(100)	(802)
Tax deduction recovery (Note 13)	-	-	471	-
	(112)	(937)	347	(832)

Net loss for the period	(2,613)	(3,071)	(6,435)	(5,098)

Other comprehensive income (loss)	-	-	-	-

Comprehensive loss for the period	$(2,613)	$(3,071)	$(6,435)	$(5,098)

Net loss per share - basic and diluted	$(0.01)	$(0.02)	$(0.03)	$(0.03)
Weighted average number of shares outstanding

Basic and diluted	218,047,709	174,341,709	218,047,709	173,704,309
Cash Flows

	Six months ended June 30,
	2015	2014

Operating Activities
Net loss for the period	$(6,435)	$(5,098)
Adjustment for items not involving cash:
Accretion and depreciation	61	76
Loss on marketable securities (Note 5)	100	802
Share-based compensation	-	20
Tax deduction recovery (Note 13)	(471)	-
Change in non-cash working capital items:
Other receivables and prepaid expenses	264	210
Accounts payable and accrued liabilities	(1,045)	(508)
	(7,526)	(4,498)

Financing Activities
Proceeds on exercise of options or warrants	-	357
	-	357

Investing Activities
Property, plant and equipment (Note 7)	(41)	-
	(41)	-

Net change in cash and cash equivalents	$(7,567)	$(4,141)

Cash and cash equivalents, beginning of year	$8,792	$8,376

Net change in cash and cash equivalents	(7,567)	(4,141)

Cash and cash equivalents, end of period	$1,225	$4,235

Shareholders’ Equity
	Common shares
	Number	Amount	Reserves	Deficit	Total

Balance, December 31, 2013	172,828,575	$91,823	$12,681	$(88,819)	$15,685
Exercise of options at $0.23 per share	1,513,134	514	(157)	-	357
Share-based compensation	-	-	20	-	20
Net loss for the period	-	-	-	(5,098)	(5,098)
Balance, June 30, 2014	174,341,709	92,337	12,544	(93,917)	10,964
Issue of shares at $0.35 per share	28,572,000	10,000	-	-	10,000
Issue of shares at $0.38 per share	15,134,000	4,692	-	-	4,692
Share issuance costs	-	(1,278)	-	-	(1,278)
Share purchase warrants	-	(1,723)	1,723	-	-
Share-based compensation	-	-	3	-	3
Net loss for the period	-	-	-	(7,336)	(7,336)
Balance, December 31, 2014	218,047,709	104,028	14,270	(101,253)	17,045
Net loss for the period	-	-	-	(6,435)	(6,435)
Balance, June 30, 2015	218,047,709	$104,028	$14,270	$(107,688)	$10,610

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its mineral properties. The Company is considered to be in the exploration and development stage given that its mineral properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue as a going concern for the ensuing twelve months. The ongoing operations of the Company are dependent on its ability to raise adequate financing. Additional financing will be required in the short term to continue the development of the Prairie Creek Project and in the longer term to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different than those reflected in the consolidated financial statements.

2.           Significant Accounting Policies

(a)	Statement of Compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and were approved and authorized for issue by the Board of Directors on August 12, 2015.

These unaudited interim consolidated financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2014 prepared in accordance with IFRS.

(b)	Basis of Preparation and Consolidation

These unaudited interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These audited consolidated financial statements are presented in Canadian dollars and have been prepared on the basis of IFRS standards that are effective on June 30, 2015. The accounting policies chosen by the Company have been applied consistently to all periods presented.

These unaudited interim consolidated financial statements include the accounts of Canadian Zinc Corporation and its wholly-owned subsidiaries Paragon Minerals Corporation (“Paragon”) and Messina Minerals Inc. (“Messina”), collectively the group. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

2.           Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

i.
Company acquisitions: Identifying a purchase transaction as being a business combination or an asset purchase requires judgment regarding whether the set of assets acquired and liabilities assumed constitutes a business based on the particular circumstances.

ii.
Exploration and evaluation: Significant judgment is required when determining whether facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. Significant judgment must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all factors considered by the Company. Accordingly, the Company having not secured development financing has deemed all projects to be in the exploration and evaluation phase.

iii.
Decommissioning liability: Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of the present value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Recording a provision for security deposits is subject to significant judgment as to the amount and timing of the required posting of security (see Note 9).

iv.
Marketable securities: The Company measures the fair value of marketable securities not listed on a public stock exchange as a level 3 input under the fair value hierarchy using unobservable inputs for the asset including, but not limited to, risk and the performance of gold commodities and similar gold producing companies. The fair value measurement objective is to value an exit price at the measurement date from the perspective of a market participant that holds the asset and involves significant judgment. There is no assurance that the fair value assigned will be realized at any future date.

2.           Significant Accounting Policies (continued)

(d)	IFRS Standards Adopted

IFRS 2 (Amendment)	Share-based Payment
IFRS 3 (Amendment)	Business Combinations
IFRS 8 (Amendment)	Operating Segments
IFRS 13 (Amendment)	Fair Value Measurement
IAS 16 (Amendment)	Property, Plant and Equipment
IAS 19 (Amendment)	Employee Benefits
IAS 24 (Amendment)	Related Party Disclosures
IAS 38 (Amendment)	Intangible Assets
IAS 40 (Amendment)	Investment Property

The adoption of these standards, adopted effective January 1, 2015, did not have a material impact on the consolidated results and financial position of the Company.

(e)	IFRS Standards Issued But Not Yet Effective

IFRS 9	Financial Instruments (3)
IFRS 14	Regulatory Deferral Accounts (1)
IFRS 15	Revenue from Contracts with Customers (2)
IFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations (1)
IFRS 7 (Amendment)	Financial Instruments: Disclosures (1)
IFRS 10 (Amendment)	Consolidated Financial Statements (1)
IFRS 11 (Amendment)	Joint Arrangements (1)
IFRS 12 (Amendment)	Disclosure of Interest in Other Entities (1)
IAS 1 (Amendment)	Presentation of Financial Statements (1)
IAS 16 (Amendment)	Property, Plant and Equipment (1)
IAS 19 (Amendment)	Employee Benefits (1)
IAS 27 (Amendment)	Separate Financial Statements (1)
IAS 28 (Amendment)	Investments in Associates and Joint Ventures (1)
IAS 34 (Amendment)	Interim Financial Reporting (1)
IAS 38 (Amendment)	Intangible Assets (1)
IAS 41 (Amendment)	Agriculture (1)
(1)	For annual periods beginning on or after January 1, 2016.
(2)	For annual periods beginning on or after January 1, 2017.
(3)	For annual periods beginning on or after January 1, 2018.

The Company anticipates that the application of these standards and amendments on their effective dates will not have a material impact on the consolidated results and financial position of the Company.

3.           Cash and Cash Equivalents

The Company’s cash and cash equivalents at June 30, 2015 consisted of cash of $93,000 and cash equivalents of $1,132,000 (December 31, 2014 - cash of $446,000 and cash equivalents of $8,346,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At June 30, 2015, short-term investments were valued at $5,066,000, earning income at a rate of 1.75% (December 31, 2014 - $5,023,000, earning income at a rate of 1.75%). The market value of these assets is based upon quoted market values and the recorded amounts at June 30, 2015 and December 31, 2014 equal the fair value for these investments.

5.           Marketable Securities

The Company holds 12,573,380 shares of Vatukoula Gold Mines plc, a private company operating a gold mine in Fiji and has assigned the investment a fair value of $350,000.

6.           Restricted Cash

As at June 30, 2015, restricted cash consists of non-interest bearing reclamation security deposits of $525,000 (December 31, 2014 - $525,000). The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations. At the end of August 2015, the Company will post a security deposit in the amount of $1,550,000 with the Minister of Environment and Natural Resources in support of the Prairie Creek water licence.

7.           Property, Plant and Equipment

	Land	Prairie Creek Plant & Mill	Mining Equipment	Office Equipment	Buildings and Leasehold Improvements	Total
Acquisition Cost
December 31, 2013	$40	$500	$1,673	$164	$80	$2,457
Additions	-	-	16	-	-	16
December 31, 2014	40	500	1,689	164	80	2,473
Additions	-	-	18	23	-	41
June 30, 2015	40	$500	$1,707	$187	$80	$2,514

Accumulated Depreciation
December 31, 2013	$-	$-	$1,396	$141	$60	$1,597
Depreciation charge	-	-	86	6	2	94
December 31, 2014	-	-	1,482	147	62	1,691
Depreciation charge	-	-	33	3	1	37
June 30, 2015	$-	$-	$1,515	$150	$63	$1,728

Net Book Value
December 31, 2013	$40	$500	$277	$23	$20	$860
December 31, 2014	40	500	207	17	18	782
June 30, 2015	40	500	192	37	17	786

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. It also holds, through the Company’s wholly-owned subsidiaries Paragon and Messina, a 100% interest in the South Tally Pond, Tulks South and Long Lake properties in Newfoundland and Labrador.

	June 30, 2015	December 31, 2014
Prairie Creek Mine	$225	$220
Newfoundland properties	5,408	5,408
	$5,633	$5,628

The Company has incurred historical exploration and evaluation costs of $75,061,000 on the Prairie Creek Mine asset and $3,411,000 on exploration properties in central Newfoundland (see Note 12) and has expensed these costs pursuant to its accounting policy.

9.           Decommissioning Liability

Reclamation and closure costs for the Prairie Creek Property have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 11 years. These reclamation and closure costs have been measured based on the net present value of the best estimate of future cash expenditures. These reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset (see Note 8). The accretion expense is included in finance costs in the consolidated statement of comprehensive income or loss.

The Company’s undiscounted decommissioning liability of the Prairie Creek site, as it currently exists, is $3,142,000 (December 31, 2014 - $3,142,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2031. The discounted decommissioning liability is calculated using a risk free rate of 2.21% per annum (December 31, 2014 – 2.22%).

	June 30, 2015	December 31, 2014
Balance – beginning of year	$2,243	$1,963
Accretion expense	24	60
Change in estimates (1)	5	220
Balance – end of period	$2,272	$2,243

(1) The change in estimates represents the increase (decrease) in net present value of the decommissioning liability and results in an offsetting addition (deduction) to the carrying value of the corresponding exploration and evaluation asset (see note 8) until the corresponding asset is reduced to nil, after which a decrease in the net present value is recognised as a gain in the income statement.

10.           Share Capital

Authorized: Unlimited common shares with no par value (2014 – unlimited).

Issued and outstanding: 218,047,709 common shares (December 31, 2014 – 218,047,709).

(a)	During the year ended December 31, 2014

i.
On July 31, 2014, the Company completed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the ("Underwriters"). The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,000, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,751,000. Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

In total, the gross proceeds of the Offering amount to $15,751,000. The Underwriters were paid a commission of 6% of the gross proceeds from the offering and received compensation warrants to acquire 2,622,360 non-flow-through shares at any time until July 31, 2016 at a price of $0.35 per share. Net proceeds from the issuance were $14,473,000 after issuance costs comprised of the agent’s commission of $945,000 and other issuance costs of $333,000. The Company also recognized non-cash costs for the fair value of the warrants granted of $1,723,000. The sale of tax deductions of $1,059,000, measured as the difference between the market price of the Company’s shares at the date of issue and the issue price of the flow-through shares, was deferred and was recorded as a current liability in the consolidated statement of financial position.

ii.	1,513,134 stock options were exercised at prices between $0.23 and $0.30 per common share for proceeds of $357,000.

11.           Reserves

(a)	Stock Options

At June 30, 2015, there were 1,033,800 incentive stock options outstanding. Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The Company’s stock option plan is a fixed share stock option plan pursuant to which options on up to 7,500,000 common shares may be issued to directors, officers, employees and service providers of the Company. Each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the TSX on the day of grant.

At the Annual General Meeting held on June 19, 2014, shareholders approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) and a Deferred Share Unit Plan (the “DSU Plan”). The RSU Plan and the DSU Plan provide for the issuance of shares to eligible employees, directors and consultants, subject to certain vesting and deferral provisions, to a maximum number, equal to 3% and 2% respectively, of the issued and outstanding Common Shares of the Company. As of June 30, 2015, the Company has not made any grants of Restricted Share Units or any grants of Deferred Share Units.

11.           Reserves (continued)

(a)	Stock Options (continued)

	Six months ended June 30, 2015		Year ended December 31, 2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,693,800	$0.47	7,247,734	$0.42
Exercised	-	-	(1,513,134)	0.24
Expired	(4,060,000)	0.45	(40,800)	1.14
Forfeited	(600,000)	0.45	-	-
Outstanding, end of period	1,033,800	$0.54	5,693,800	$0.47

As at June 30, 2015, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 1.75 years, to purchase an aggregate 1,033,800 common shares as follows:

	Options Outstanding and Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price
January 27, 2016	300,000	$0.71
July 4, 2016	23,800	0.81
October 3, 2017	710,000	0.46
	1,033,800	$0.54

For the three and six month periods ended June 30, 2015, the Company recorded share-based compensation charges for stock options granted to directors, officers and employees of $nil and $nil respectively versus $8,000 and $20,000 respectively for the comparative periods.

(b)	Warrants

As at June 30, 2015, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 1.93 years, to purchase an aggregate 16,908,360 common shares, as follows:

Six months ended June 30, 2015			Year ended December 31, 2014
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	17,295,960	$0.48	8,490,200	$1.00
Issued	-	-	16,908,360	0.48
Expired	(387,600)	0.63	(8,102,600)	1.01
Outstanding, end of period	16,908,360	$0.48	17,295,960	$0.48

11.           Reserves (continued)

(b)	Warrants (continued)

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
July 31, 2016	2,622,360	$0.35
July 31, 2017	14,286,000	0.50
	16,908,360	$0.48

The fair value of the warrants issued was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Six months ended June 30, 2015	Year ended December 31, 2014
Dividend Yield	-	0%
Risk free interest rate	-	1.08% to 1.41%
Expected life	-	2.0 to 3.0 years
Expected volatility (1)	-	66.23% to 68.46%
Weighted average grant date fair value	-	$0.10
(1) Determined based on historical volatility of the Company’s share price.

(c)	Summary

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, December 31, 2013	$1,420	$1,582	$9,075	$604	$12,681
Share-based compensation	23	-	-	-	23
Stock options exercised	(157)	-	-	-	(157)
Unit warrants issued	-	1,456	-	-	1,456
Broker warrants issued	-	267	-	-	267
Warrants expired	-	(1,491)	1,491	-	-
Balance, December 31, 2014	1,286	1,814	10,566	604	14,270
Stock options expired	(1,022)	-	1,022	-	-
Stock options forfeited	(141)	-	141	-	-
Warrants expired	-	(92)	92	-	-
Balance, June 30, 2015	$123	$1,722	$11,821	$604	$14,270

12.           Exploration and Evaluation Expenses

	Three months ended June 30,		Six months ended June 30,
Prairie Creek Mine	2015	2014	2015	2014
Camp operation and project development	$546	$216	$1,664	$313
Diamond drilling	1,257	-	2,876	-
Mine planning and feasibility studies	75	1,076	754	2,064
Permitting and environmental	143	142	400	275
	2,021	1,434	5,694	2,652

Depreciation – mining plant and equipment	18	21	33	42
Total exploration and evaluation expenses	$2,039	$1,455	$5,727	$2,694

Exploration and evaluation expenses (inception to date), beginning of period	$73,022	$62,591	$69,334	$61,352
Total exploration and evaluation expenses	2,039	1,455	5,727	2,694
Exploration and evaluation expenses (inception to date), end of period	$75,061	$64,046	$75,061	$64,046

	Three months ended June 30,		Six months ended June 30,
Messina & Paragon Properties	2015	2014	2015	2014
Camp operation and project development	$118	$175	$276	$299
Diamond drilling (1)	(128)	(30)	(128)	212
Permitting and environmental	-	10	-	10
Total exploration and evaluation expenses	$(10)	$155	$148	$521

Exploration and evaluation expenses (inception to date), beginning of period	$3,421	$1,615	$3,263	$1,249
Total exploration and evaluation expenses	(10)	155	148	521
Exploration and evaluation expenses (inception to date), end of period	$3,411	$1,770	$3,411	$1,770

(1)	The Company received additional government grants in 2015 relating to the 2014 drill programs in Newfoundland.

For the three and six month periods ended June 30, 2015, employee wages and benefits of $444,000 and $938,000 respectively were included in exploration and evaluation expenses versus $269,000 and $377,000 respectively for the comparative periods.

13.           Tax Deduction Recovery

During the three and six month periods ended June 30, 2015, the Company recognized a tax deduction recovery of $nil and $471,000 respectively versus $nil for both comparative periods in respect of flow-through shares previously issued (see Note 10).

14.           Government Grants

At December 31, 2014, $170,000 related to amounts owed was included in other receivables and prepaid expenses (June 30, 2015 - $nil).

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore its Canadian properties and develop its Prairie Creek project for the benefit of its shareholders.

16.           Related Party Transactions

For the three and six month periods ended June 30, 2015, the Company incurred rent expense in the amount of $6,000 and $12,000 respectively with a corporation in which the Chairman of the Company is also a director versus $6,000 and $12,000 for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At June 30, 2015, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2014 - $2,000).

For the three and six month periods ended June 30, 2015, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $212,000 and $438,000 respectively versus $203,000 and $431,000 respectively for the comparative periods. For the three and six month periods ended June 30, 2015, the Company incurred share-based compensation with officers and directors in the amount of $nil for both periods versus $1,000 and $2,000 respectively for the comparative periods.

17.           Commitments

The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2015	$78
2016	157
2017	89
$324

During the three and six month periods ended June 30, 2015, the Company recognized lease expenses of $52,000 and $104,000 respectively compared to $58,000 and $105,000 respectively for the comparative periods.

18.           Subsequent Events

On August 12, 2015, the Board of Directors approved the grant of 3,650,000 Restricted Share Units to certain officers and employees with a vesting period of 18 months and a payout date of 36 months pursuant to the Company’s RSU plan. The granting of the RSUs is subject to all necessary regulatory approvals.